Exhibit 99.24

PRESS RELEASE

FOR IMMEDIATE RELEASE

NuRAN Announces a $7.2M CAPEX Contract

for Rural Mobile Network Expansion Project in Africa

Quebec, QC, Canada – September 4th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce the award of a contract worth approximately CA$ 7.2M by a state-owned Mobile Network Operator (MNO) for a major network expansion project in a rural region of West Africa.

The agreement is structured as a CAPEX contract valued at approximately CA$ 7.2M and provides for the deployment of up to 200 sites to expand mobile coverage to underserved communities. The contract is expected to span 3 years and payments will be made to NuRAN based on agreed project milestones. NuRAN will act as lead contractor, overseeing and managing all suppliers and other stakeholders involved in the project. The Company will provide its Radio Access Network (RAN) equipment for the sites while managing the end-to-end delivery, including sourcing (transmission materials, towers, power systems and other ancillaries), logistics, site selection, delivery and installation at rural and remote sites. This project supports two core pillars of NuRAN’s growth strategy: 1) establishing an cost-efficient and operational hub in proximity to deployment sites, which reduces costs and improves project efficiency; and 2) leveraging NuRAN’s expertise to deliver innovative connectivity solutions and scale operations, strengthening its leadership in rural telecommunications. The margins generated by comparable projects are expected to enable the Company to support capital investments in its NaaS deployment.

Powered by the new LiteCell xG, the project focuses on the deployment of infrastructure to expand the coverage of the existing mobile network to serve rural communities in West Africa. In addition to facilitating deployment, the Company will oversee the ongoing management and maintenance of the network, contingent upon the execution of a subsequent agreement and drawing upon its specialized expertise.

“This agreement represents another significant step forward in NuRAN’s mission to bridge the digital divide. By leading this turn-key project, we are proud to deliver reliable and sustainable connectivity solutions that will transform rural communities. This project underscores the trust that operators place in our expertise and our ability to drive large-scale deployments in partnership with world-class stakeholders,” stated Francis Létourneau, CEO of NuRAN Wireless.

PRESS RELEASE

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the MTN definitive agreement terms and conditions and the proposed sites and revenues from the sites in this country, projected build out of 250 live sites in 2 years, and the potential value of this MTN Agreement in the future due to the ownership of the infrastructure. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to adequately structure its operations with respect to its new model of NaaS service contracts; the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and any other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.

The estimates included in this news release relating to the calculation of the gross revenue of the agreements with MTN are based on multiplying an average population per site by the expected penetration rate which yields the number of mobile customers. This is then multiplied by the average revenue per customer per month (ARPU) to derive total revenue. MTN’s direct costs associated with this revenue are deducted and the resulting amount is shared by both parties. The revenue share only applies to revenue in excess of a guaranteed amount which is the minimum paid to NuRAN. A penetration rate reduction factor has been used to mitigate risk. The base data used to calculate the total potential revenue of this agreement was provided by MTN based on average population, penetration rate and ARPU. Management of the Company believes that the estimates have been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions management believes are reasonable as well as information provided to the Company by MTN. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the estimates prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.